July 30, 2025

Elias Olmeta
Chief Financial Officer
MeridianLink, Inc.
1 Venture
Suite 235
Irvine, CA 92618

        Re: MeridianLink, Inc.
            Form 10-K for the Year Ended December 31, 2024
            File No. 001-40680
Dear Elias Olmeta:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2024
Risk Factors
We have identified a material weakness in our internal control over financial reporting for the fiscal year ended December 31, 2024, page 42

1. Please tell us your consideration to disclose total costs incurred to date and any estimated costs expected to be incurred to remediate your material weakness, if material.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

2. We note you removed disclosure of your operating metrics, such as annual recurring revenue (ARR), net retention rate (NRR), total customer count and organic customer growth from your Form 10-K and Form 10-Q filings; however, you continue to provide this information in your quarterly investor presentations and Form 8-K filings.
       As it appears management still monitors and reviews these metrics, please tell us why
 July 30, 2025
Page 2

       you removed this disclosure or revise to include it in future filings. In this regard, we note from your risk factor on page 17, if the company fails to increase the number of customers or retain existing customers, your business may be harmed. Alternatively, tell us what other metrics management uses to monitor your ability to retain and grow your business, and revise to include a quantified discussion of such measures in future filings. Refer to SEC Release No. 33-10751.
Comparison of the years ended December 31, 2024 and 2023, page 60

3. You state the increase in lending software solutions revenues was primarily due to higher revenue from new and existing customers. In addition, you state the increase in gross profit was primarily due to higher lending software solutions revenue and a decrease in third-party costs driven by lower data verification software solutions volumes, which was partially offset by lower data verification software solutions revenue, higher employee-related costs, and higher amortization of developed technology. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Accordingly, please revise to quantify the impact of factors affecting fluctuations in your revenue and gross profit. Additionally, refrain from using terms such as "primarily" in lieu of providing more specific quantitative disclosure. Refer to
       Item 303(b) of Regulation S-K, and your response to comment 10 in your January 26,
       2021 letter.
Notes to Consolidated Financial Statements
Note 3 - Revenue Recognition, page 85

4. Please tell us your consideration to disclose any remaining performance obligations as of period end and an estimation of when you expect to recognize such amounts. In this regard, we note the initial term of contracts with customers is typically three years but may range from one to seven years. Refer to ASC 606-10-50-13.
Note 16 - Segment Information, page 110

5. We note your significant expenses labeled adjusted subscription and services, adjusted general and administrative, adjusted research and development and adjusted sales and marketing differ from similar expenses reported in the consolidated statement of operations. Please revise to clarify how each of these significant expenses is measured and describe the expenses excluded from each line item. July 30, 2025
Page 3

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Kayla Dailey